Exhibit 14.2

3Pea International

Director Code of Conduct

Adopted by the Board of Directors January 31, 2018

Introduction

3Pea International (the “Company”) is committed to the highest standards of integrity and fair dealing in all of its activities and compliance with both the letter and spirit of the law. We expect that all of our Directors will reflect these standards in their day to day dealings on behalf of the Company. The attached Code of Business Conduct (the “Code”) is for all directors and employees of the Company and is a guide to ethical behavior. The Company has an “open door” policy with respect to any concern relating to compliance with the Code and other Company policies, and no person will be subject to disciplinary or other retaliatory action by raising any concern in good faith.

Approval of any activity or matter not in compliance with this Code must be sought in advance and may be granted only by the Company’s Chief Executive Officer. In the case of the Directors of the Company, approvals may be granted only by the Board of Directors or an appropriate Board committee and will be promptly disclosed publicly.

Director Responsibility

No code of ethics will be effective in the absence of the right “tone at the top.” The Company expects the members of its Board of Directors at all times to set the right tone by being mindful of their obligations as fiduciaries and by adhering to high standards of conduct, including the policies set out in this Code. Directors should seek to promote those standards in fulfilling their responsibilities to the Company and its shareholders.

Like our employees, directors are expected to act honestly, in compliance with law and in the best interests of the Company. They must conduct themselves in a professional and respectful manner and act in good faith and with due care. In their oversight of management, directors should be vigorous in their inquiries and exercise independent judgment to promote the interest of the Company. Directors are also expected to maintain the confidentiality of Company information and to disclose any possible conflicts of interest that they may have with respect to matters being considered by the Board.

Any director who has concerns about compliance with the Code should direct his or her inquiry to the Chairman of the Nominating and Corporate Governance Committee or to the Company’s chief legal officer.

I acknowledge that the Company’s Director Code of Conduct describe responsibility as a Director for the Company. I will comply with those responsibilities. I further acknowledge that the consequences of my failure to adhere to this Code of Ethics or the Company’s Code of Business Conduct may result in disciplinary action, up to and including removal as a Director.

By:

Name:

Title:

Date: